SIGNIFICANT EVENT

Enersis S.A.

Securities Registration Record No. 175

Santiago, December 17, 2015

Ger. Gen. N° 146/2015

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador General Bernardo O’Higgins N°1449

Santiago, Chile

Ref.: Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph 2, under Securities Market Law N°18,045, and as established under General Norm N° 30 of the Superintendence, duly authorized on behalf of Enersis S.A. (“Enersis” or the “Company”), I hereby inform you of the following significant event:

1.  Today, we received correspondences signed by the shareholders of Pension Fund Managers (“AFP”, in its Spanish acronym) Provida, Cuprum and Capital, expressing their intention to support the Corporate Reorganization process of Enersis and its subsidiaries and the subsequent demerger of Enersis and Empresa Nacional de Electricidad S.A. (“Endesa Chile”) subject to specific conditions, as described in the attached letters.

2.  Also, as of today, the Company has received a correspondence from its controlling shareholder, Enel S.p.A., also attached, in which it expresses binding commitments related to the Corporate Reorganization process.

3.  In the extraordinary meeting held today, the Board of Directors analyzed the correspondence received by the Company as described above, and adopted the following agreements:

(i)  By majority, the Board of Directors amended the tax compensation agreement adopted at the meeting held on November 24, 2015. Enersis compromises to compensate tax costs paid by Endesa Chile, deducting the benefits or tax credits that Endesa America S.A. or Endesa Chile should obtain as a result of the Corporate Reorganization, provided that the merger does not occur before December 31, 2017.

(ii)  Unanimously, modifying the proposed price of the future takeover bid (“OPA”, in its Spanish acronym) of Enersis Americas S.A. in relation to Endesa Americas S.A., in order to increase its price from Ch$ 236 per share agreed upon by the Board of Directors on November 24, 2015, to Ch$ 285 per share.

(iii)  By majority, the Board of Directors raised the proposed limit to exercise the withdrawal right of Enersis Americas S.A. that will be presented at the shareholders’ meeting to be held with regards to the merger, increasing the current 6.73% up to 10%, to the extent that such an increase in the withdrawal right in Enersis America S.A. will not lead any shareholder to exceed the maximum ownership of 65% of Enersis Americas S.A. after the merger is formalized.

Sincerely yours

Luca D'Agnese
Chief Executive Officer

c.c.	Fiscalía Nacional Económica (National Economic Affairs Investigation Bureau)
Bolsa de Comercio de Santiago (Santiago Stock Exchange)
Bolsa Electrónica de Chile (Electronic Stock Exchange)
Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)
Banco Santander Santiago – Representantes Tenedores de Bonos (Banco Santander Santiago - Bondholders Representative)
Depósito Central de Valores (Central Securities Depositary)
Comisión Clasificadora de Riesgos (Risk Classification Commission)

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